Volaris Reports October 2024 Traffic Results:
Strong Demand Across Our Markets, Load Factor of 87%

Mexico City, Mexico, November 7, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its October 2024 preliminary traffic results.

In October, Volaris' ASM capacity decreased by 6.8% year-over-year due to the Pratt & Whitney engine inspections offset by fewer aircraft groundings following the return of the initial batch of inspected engines. Volaris transported 2.5 million passengers during the month with a load factor of 87.4%, a 2.1 pp decrease from last year. RPMs for the month declined by 9.0%, with Mexican domestic RPMs down 14.4% and international RPMs up 1.5%. When comparing year-over-year RPMs and load factor results it is useful to note that our 2023 figures were impacted by the accelerating engine inspections. Last year, we had to reduce operations as engines temporarily left our fleet; today, we are gradually adding capacity as engines and aircraft return.

Enrique Beltranena, Volaris’ President and CEO, said: “In line with the main message from our earnings call – sustained profitability driven by prudent capacity recovery and aggressive cost management – October figures are tracking well, showing strong demand across our markets, with consistently high load factors. Looking ahead, booking trends remain robust through the holiday high season, in line with our guidance.”

	October 2024	October 2023	Variance	YTD October 2024	YTD October 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,549	1,811	-14.4%	14,949	18,876	-20.8%
International	959	945	1.5%	9,269	9,041	2.5%
Total	2,509	2,756	-9.0%	24,217	27,917	-13.3%
ASMs (million, scheduled & charter)
Domestic	1,685	1,940	-13.1%	16,522	21,738	-24.0%
International	1,185	1,140	3.9%	11,408	10,831	5.3%
Total	2,870	3,080	-6.8%	27,930	32,568	-14.2%
Load Factor (%, RPMs/ASMs)
Domestic	92.0%	93.4%	(1.4) pp	90.5%	86.8%	3.6 pp
International	80.9%	82.9%	(1.9) pp	81.2%	83.5%	(2.2) pp
Total	87.4%	89.5%	(2.1) pp	86.7%	85.7%	1.0 pp
Passengers (thousand, scheduled & charter)
Domestic	1,880	2,071	-9.2%	17,839	21,754	-18.0%
International	657	649	1.3%	6,322	6,215	1.7%
Total	2,537	2,720	-6.7%	24,162	27,970	-13.6%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 219 and its fleet from 4 to 139 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.